Exhibit 99.4

FORMATION CAPITAL CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements of Formation Capital Corporation (the “Company”) for the period ended February 28, 2005.  This MD&A is prepared as of May 20, 2005.

Overview

Formation Capital Corporation (the “Company”) is a mineral exploration and development company listed on the main board of the Toronto Stock Exchange.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been starting up a precious metals refining business, which we expect to become economically viable in the coming year. The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is now in the feasibility and permitting stage of development.  Management cannot ascertain with certainty when the mine permits could be expected, however it is anticipated, based on information received to date, the permits will be granted within the next twelve months. At such time, with sufficient financing in place, mine construction could commence.  This mine would be the only primary cobalt producer in the Americas.

Formation Capital Corporation has four wholly owned subsidiaries. Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively.  Formation Chemicals, Inc. owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the “Complex”).  The Complex originally consisted of four separate plants in two buildings, as well as the adjoining land and tailings facility.  The smaller of the two buildings (24,000 sq ft) held the alkaline leach plant, which was used by the previous owner to extract antimony from their refractory silver ore from the Sunshine Mine.  During the year a decision was made to dismantle the alkaline leach building and plant as the Company had no use for its capabilities.  This has allowed the Company to allocate additional land for potential additional future cobalt concentrate processing equipment.

The larger of the two buildings (36,000 sq ft) holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, in start up phase as of June 2004.  The Precious Metals Refinery, the section of the Complex the Company has concentrated on re-starting, occupies approximately 10% of the floor space of the 36,000 sq ft facility.

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments.  In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.  The following discussion should be read in conjunction with the Company’s audited consolidated financial statements for February 28, 2005 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.  Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia, especially in those that are currently coping with armed conflicts.  While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as aerospace, high-tech, prosthetics, industrial high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles.  We also monitor cobalt-related consumption expenditures such as computers, cell phones, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management’s focus on the following key areas:

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Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world’s growing cobalt market.

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Financing Income – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

In Management’s view, given the nature of the Company’s business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The following is a summary of the results of the Company’s operations and activities for its last three completed financial years.

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the start-up of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company’s current operations are conducted through joint venture entities.  The following is a brief discussion of the Company’s major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company’s principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1995, where current extensive permitting efforts are underway.  The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims.  The Company has exercised its lease option agreement and now owns a 100% interest in these claims.  A drill program of 28 drill holes totaling 24,871 feet was successfully completed during the year which led to an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada as summarized in the below table.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,606,194	0.59	0.51	0.014
Indicated	575,590	0.64	0.63	0.015
Total M&I	2,181,784	0.60	0.56	0.014
Inferred	1,505,563	0.58	0.87	0.016
Contained Metal		43.5 million lbs	50.0 million lbs	55,000 ounces

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.  An option agreement requires annual advance royalty payments of US$400 per claim to 2006.  During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  A total of US$36,900 (2004 - US$33,900) has been paid to date to the optionor.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator’s data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed in 2003.  The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.  During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho.  A total of US $21,000 (2004 - US $19,600) has been paid to date to the optionor.  Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  In the quarter ended November 30, 2004 the Company acquired back the 100% interest in the claims.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva’s wholly owned subsidiary, Cogema, on the Virgin River project located in northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations February 28, 2005 and February 29, 2004

The consolidated loss for the year ended February 28, 2005 was $2,589,485 or ($0.02) per share compared with a loss of $1,560,287 also ($0.02) per share for February 29, 2004.  The increase is related to general increased spending in almost all categories with the exception of financing costs which have decreased significantly with the conversion of the debentures prior to year end February 29, 2004.  The loss also includes non cash items of $480,000 relating to the deemed value for the issuance of 1,200,000 shares from the stock based compensation plan and $1,022,979 from the issuance of stock options to directors, employees and consultants which  represents approximately 59% of the loss.

General and administrative expenses totaled $1,206,737 for the year ended February 28, 2005.  This represents an increase of over 45% from the previous year end of $827,676, reflecting an increase in accounting, audit, administration, advertising and promotion, legal fees, listing and filing fees, management fees, office expenses and corporate communications.  These were offset by a decrease for bank charges and interest with the conversion of the debentures prior to year end 2004.  Commencing with the closing of the financing on December 5, 2003, the Company has ramped up all operations including increasing shareholder and investor awareness of the Company through a comprehensive corporate communications program, along with adjusting executive contracts and adding additional accounting and administrative staff.  The role and expense of corporate secretary is now included in our legal fees which has increased along with our accounting and auditing reviews with the changing rules for corporate compliance and disclosure.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange losses of $13,488 during the year ended February 28, 2005 compared to a gain of $22,375 in the previous year.

Other income of $185,876 was recorded for the year ended February 28, 2005, up from $56,007 at the end of February 29, 2004 mainly attributable to additional interest income with larger cash deposits on hand.

Results of Operations February 29, 2004 and February 28, 2003

The consolidated loss for the year ended February 29, 2004 was $1,560,287 or $0.02 per share compared with a loss of $765,316 or $0.02 per share in 2003.  The increase is due to a write off of a Mexican property of $788,618 for the year ended February 29, 2004.  No such impairment was recorded for the year ended February 28, 2003.

General and administrative expenses totaled $827,676. This represents an increase of 5.8% from the previous year of $782,145, reflecting an increase in accounting and audit, administration, legal fees, listing and filing fees, management fees and shareholder information.  These were offset by a decrease for advertising and promotion, bank charges and financing costs and office expenses.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange gains of $22,375 during the year ended February 29, 2004 compared to a gain of $54,270 in the previous year.

Other income was recorded of $56,007 for year ended February 29, 2004, up from $16,829 at end of February 28, 2003 mainly attributable to additional interest income.

Capital Resources and Liquidity February 28, 2005 and February 29, 2004

The Company’s working capital as at February 28, 2005 was $14,170,195 compared with $10,634,399 at February 29, 2004. The increase is attributed to successful private placement financing activities.

During the period ended February 28, 2005 the Company completed two private placements with the issuance 25,300,000 common shares for gross proceeds of $10,150,000 (less share issue expenses of $881,370).  In addition the Company received $2,929,707 on exercise of 9,823,949 share purchase warrants, issued 2,401,565 common shares for gross proceeds of $619,435 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on issuance of shares from the share-based compensation plan.

During the year ended February 29, 2004 the Company completed three private placements with the issuance of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares.

During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

Mineral property expenditures for the year ended February 28, 2005 were $6,412,822, an additional $5,294,870 over the year ended February 29, 2004 which was $1,117,952.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $6,234,376 expended on permitting and drilling during the year compared to $1,143,283 for the previous year.  Expenditures on capital assets (property, plant & equipment) were $1,901,911 compared to $481,620 with the bulk attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery.

The precious metals inventory valued at the lower of cost or net realizable value is $1,500,103 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were higher than the previous year end with the metallurgical testing and EIS contractors holding deposits offset by the return of the associated drilling deposits.  Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work.  The $47,860 in accounts receivable is comprised of interest receivable from short term bank deposits and goods and services tax (GST) refunds.

Capital Resources and Liquidity February 29, 2004 and February 28, 2003

The Company’s working capital as at February 29, 2004 was $10,634,399 compared with a deficiency of $134,041 at February 28, 2003. The change is mostly attributed to three private placements of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares.

For the year ended February 29, 2003, deferred financing costs of $559,328 were recorded on the balance sheet.  During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

During the year ended February 28, 2003, the Company closed six private placements which raised $4,907,638 through the issuance of 20,262,810 common shares and 19,310,164 warrants generating net proceeds of $4,534,418; retired debt of $307,676 through the issuance of 1,211,675 common shares; and incurred a compensation cost of 150,000 shares with a deemed value of $44,250 for a past restructuring obligation.  These transactions totaled $5,259,562 for the year with share issue costs of $373,220 generating proceeds including non-cash settlements of $4,886,344.  The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to an arms-length third party. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

Mineral property expenditures for the year ended February 29, 2004 were $1,117,952, 25% less than February 28, 2003 which was $1,500,650.  A net increase in mineral properties carrying value of $404,174 was realized which includes the write off of the Los Cocos property in addition to significant expenditures made on the Idaho Cobalt Project ($1,143,238) and other projects. Expenditures on capital assets (property, plant & equipment) were $481,620.  The previous year’s capital asset expenditures total of $1,351,781 consisted of final due diligence and purchase payments for the Big Creek Hydrometallurgical Complex purchase.

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian Dollars.

For the Years Ended February 28/29	2005	2004	2003

Financial Results
Interest and Other Income	185,876	56,007	16,829
Net Loss	(2,589,485)	(1,560,287)	(765,316)
Loss per Share	(0.02)	(0.02)	(0.02)

Financial Position

Working Capital (deficiency)	14,170,195	10,634,399	(134,041)
Mineral properties	24,772,552	18,425,375	18,021,201
Total Assets	44,856,136	32,678,581	21,695,986
Share Capital	55,631,626	41,893,479	28,256,813
Deficit	(13,210,872)	(10,198,011)	(8,637,724)
Number of Common Shares	159,212,058	120,486,544	59,391,106
Issued and Outstanding

As at February 28, 2005 there were 159,212,058 outstanding common shares, 6,208,435 outstanding stock options and 41,079,699 share purchase warrants outstanding and exercisable. As at May 20, 2005 there were 160,969,558 outstanding common shares, 6,698,435 outstanding stock options and 39,447,199 share purchase warrants outstanding and exercisable.

Quarterly Financial Information

For the quarters ended 2005/2004	February 28	November 30	August 31	May 31

Interest and Other Income	29,455	48,585	53,383	54,453
Net Loss	(608,780)	(957,614)	(853,094)	(169,997)
Loss per Share	(0.01)	(0.01)	(0.00)	(0.00)

For the quarters ended 2004/2003	February 29	November 30	August 31	May 31

Interest and Other Income	53,660	1,560	589	198
Net Loss	(869,856)	(144,758)	(163,899)	(381,774)
Loss per Share	(0.01)	(0.00)	(0.00)	(0.01)

Loss for the current quarter ended February 28, 2005 was $608,780 compared to $869,856 from the previous corresponding period of February 29, 2004. . The 2005 4th quarter operating results include a stock based compensation charge of $292,369 and a write down of a Canadian property of $65,645, whereas the 2004 4th quarter included a write down of $788,618 related to a Mexican property.  Excluding these expenses, general and administration totaled $280,221 in the current quarter compared to $380,808 in the 4th quarter of 2004 mainly because of bonuses paid in 2004.  Mineral property expenditures increased to $1,371.550 from the previous quarter of $573,057 with the increased activity on the permitting and feasibility study for the ICP.  Other income was down to $29,455 from $53,660 related to having less interest income with fewer funds on deposit.  The high light of the quarter was the securing and closing of two private placements with the issuance of 25,300,000 common shares for gross proceeds of $10,150,000 to be used for the permitting process and bankable feasibility for the ICP and general working capital.

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,629,990 if certain of those agreements are terminated without cause or for good reason.  In addition, certain contractual obligations are due within the next five years as outlined below:

	Total	< 1 year	1 to 3 years	3 to 5 years	>5 years
Office lease, equipment vehicle	$302,993	$73,371	$211,560	$18,042	-
*ICP EIS/ROD Feasibility	3,710,329	3,710,329	-	-	-
Totals	$4,013,302	$3,783,700	$211,560	$18,042	$0

*Idaho Cobalt Project commitments for the Environmental Impact Statement, Record of Decision and Feasibility Study all to be completed during the current fiscal year.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver.  At May 20, 2005 the Company had outstanding call options related to its silver holdings of 120,000 ounces at a price of US$7.60 and 70,000 ounces at a price of US$7.40, with no market value loss inherent in the contracts.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are contained in Note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned.  Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.  An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.

For the year ended February 28, 2005 an impairment of $65,645 was provided (February 29, 2004 – $788,618 and February 28, 2003 – Nil).

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex, approximately $4.75 million are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

A small portion of the Complex, the Sunshine Precious Metals Refinery has the capacity to produce 10 million ounces of silver, 350,000 ounces of gold and 4 million pounds of copper annually. This portion of the Complex is in a start up process.  There is no assurance that the refinery will become a viable operating business.  All progress towards viability is regularly monitored.

Stock-based compensation

Effective March 01, 2005, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods.  The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors.  Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  The change resulted in an increase to accumulated deficit of $423,376 and an increase to share capital and contributed surplus by $423,376.  Using the fair value method $1,022,979 was recorded to stock-based compensation expense for 2005.  These models require inputs such as volatility, expected life to exercise and interest rates.  Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the exercise of judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, cobalt, gold, copper or silver prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.  Although the ICP has measured and indicated resources as defined in Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full feasibility study, which has been commenced but is not yet complete.  At present, none of our properties have a known body of commercial ore.

Asset retirement obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact in the Company’s financial disclosure. The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management judgement and independent professional consultants’ estimates are made when estimating reclamation and closure costs.  In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Risk Management

The nature of the mining industry involves significant risks.  Even with the Company’s careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated.  As such, it is impossible to guarantee that current or future exploration programs will establish reserves.  The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile.  To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry.  The Company cannot predict future policies and interpretations.  The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding.  It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

As at February 28, 2005 accounts payable include $5,221 (2004 - $2,715) due to directors and officers.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited consolidated financial statements prior to their submission to the Board of Directors for approval.

Outlook

In the coming year the Company expects to focus the majority of its activities on the permitting and the completion of the bankable feasibility study for the Idaho Cobalt Project and the ramp up of operations at the Sunshine Precious Metals Refinery.  We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets.  Pending production from the ICP the ability of the company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability.  In Management’s view, the Company’s cash position may be sufficient to fund planned exploration and development and permitting expenditures and meet ongoing obligations as they become due. As we move forward on the Environmental Impact Statement and eventual Record of Decision the Company will require mine construction financing consistent with the Bankable Feasibility Study expected in the late summer or fall of 2005.

The Company has moved closer to its goal of becoming America’s sole integrated cobalt miner and refiner, as well as a precious metals bullion producer. Currently, the Company is processing customer’s material at the refinery and is in discussions regarding the processing of additional material.

At year end the Company had working capital of over $14 million but no significant source of revenue from operations and its ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The advancements in permitting and engineering on the Company’s 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

The Company was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claims $50,000 is payable to it by the Company.  The Company denies the claim and is defending the lawsuit.

Additional information is provided in the Company’s audited consolidated financial statements for the years ended February 28, 2005, February 29, 2004 and prior years.  Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements.  The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof.  Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

"Mari-Ann Green"	"J. Paul Farquharson"

Mari-Ann Green	J. Paul Farquharson
Chariman, CEO	CFO
May 20, 2005